UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 14, 2017, Husky Energy Inc. issued a press release entitled “Husky Agrees to Acquire U.S. Midwest Refinery; Increases Value-Added Processing Capacity”. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: August 14, 2017		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Agrees to Acquire U.S. Midwest Refinery; Increases Value-Added Processing Capacity

Husky Energy announces it has entered into definitive agreements to acquire the Superior Refinery, a 50,000 barrel per day permitted capacity facility located in Superior, Wisconsin from Calumet Specialty Products Partners, L.P. for $435 million US in cash. The deal is subject to customary closing adjustments.

“Acquiring the Superior Refinery will increase Husky’s downstream crude processing capacity, keeping value-added processing in lockstep with our growing production,” said CEO Rob Peabody. “Upon closing, this new asset will immediately contribute to increased earnings and funds from operations.”

The transaction accelerates Husky’s strategy, outlined at its 2017 Investor Day, to capture full value from the Company’s heavy oil production from Western Canada.

Husky plans to retain the approximately 180 workers at the refinery.

With the addition of the Superior refinery, Husky’s total downstream capacity will increase to approximately 395,000 barrels per day (bbls/day).

Highlights:

•	Aligned with Husky’s Strategy to Capture Full Value From its Growing Heavy Oil Production

○	Direct connectivity to the Company’s pipeline terminal in Hardisty, Alberta via the Enbridge Mainline

•	Allows further margin capture from heavy/light oil differential

○	Increases existing Husky storage assets in Superior

○	Enhances U.S. market access with total U.S. refining capacity increasing to 275,000 bbls/day

•	Strong Economics

○	Immediately accretive to earnings and funds from operations

○	To be funded from cash on hand and existing credit facilities

○	At close, pro forma net debt and debt metrics expected to remain below two times net debt to funds from operations (12 month trailing)

•	Accelerates Husky’s Asphalt Strategy

○	Adds immediate asphalt production and will provide additional capacity once in-flight projects are completed in 2018

○	Enhances the Company’s ability to capitalize on growing asphalt demand associated with increasing infrastructure spending across North America

○	An investment decision to expand asphalt capacity in Lloydminster will be deferred to post-2020 and will be considered again as heavy oil production grows

•	Strategically Flexible Asset

○	Experienced and capable operations team with an established base of customers

○	Capable of processing Canadian heavy, or medium and light grades from Canada and the Bakken

The transaction is subject to regulatory approval and closing adjustments and is expected to close in the fourth quarter of 2017. BMO Capital Markets acted as financial advisor and Milbank LLP acted as legal advisor to Husky.

Superior Overview

The Superior Refinery has a permitted throughput capacity of 50,000 bbls/day. It currently produces approximately 9,000 bbls/day of asphalt, 17,500 bbls/day of gasoline and 10,900 bbls/day of diesel, as well as heavy fuel oils. The transaction includes the acquisition of the refinery’s associated logistics, including two asphalt terminals, 3.6 million barrels of crude and product storage and a fuels and asphalt marketing business.

About Husky

Husky is an integrated energy company headquartered in Calgary, Alberta. It has approximately 5,200 employees and has average daily production of about 320,000 barrels of oil equivalent per day.

The Company has two main areas of focus:

•	The Integrated Corridor includes natural gas, non-thermal oil, NGLs and thermal production from Western Canada, the Lloydminster upgrading and asphalt refining complex, the Husky Midstream Limited Partnership (35 percent working interest and operatorship), and the Lima and Toledo refineries in the U.S. Midwest. Gas production from the repositioned Western Canada portfolio is closely aligned with the Company’s energy requirements for refining and thermal bitumen production, and acts as a natural hedge.

•	The Offshore business includes operations and exploration in the Asia Pacific region, primarily offshore China, Indonesia and Taiwan, and in the Atlantic, offshore Newfoundland and Labrador. Each area generates high-netback production, with near and long-term investment potential.

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Kim Guttormson, Media Relations Coordinator

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to the following: the expected impact of the acquisition of the Superior Refinery on the Company, including, but not limited to, expectations regarding pro forma net debt to funds from operations; the Company’s plans to retain the workers at the Superior Refinery; expected timing of the Company’s investment decision regarding the expansion of its asphalt capacity in Lloydminster; and expected timing to close the acquisition of the Superior Refinery.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events, including timing for regulatory approvals, that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific (including whether regulatory approvals will be received within the anticipated time or at all), which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2016 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains reference to net debt to funds from operations, which does not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure is not used to enhance the Company’s reported financial performance or position. This measure is a useful complementary measure in assessing the Company’s financial performance, efficiency and liquidity.

Net debt to funds from operations is a non-GAAP measure that equals net debt divided by funds from operations. Pro forma net debt to funds from operations, as presented in this press release, is calculated as net debt as at June 30, 2017 plus the expected cost of the acquisition of the Superior Refinery, divided by the 12-month trailing funds from operations as at June 30, 2017. Net debt to funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength. Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength. Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

DISCLOSURE OF OIL AND GAS INFORMATION

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Unless otherwise indicated, production volumes provided represent the Company’s working interest share before royalties.